Exhibit 99.1

Fangdd Expands into Parking Space Transaction Services

SHENZHEN, China, December 31, 2019 (GLOBE NEWSWIRE) — Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or the “Company”), a leading property technology company in China, today announced that it has expanded its business to include parking space sales on its platform.  The Company has entered into agreements with Shenzhen Jinyiyun Supply Chain Technology Co., Ltd. (“Shenzhen Jinyiyun”) and relevant real estate agents on its platforms, pursuant to which the Company leverages the real estate agents on its platform to provide parking space transaction services for Shenzhen Jinyiyun.

As a technology platform, Shenzhen Jinyiyun applies blockchain technologies in real estate supply chain management and inventory assets digitization.  The development of blockchain-based parking space sales is one of Shenzhen Jingyiyun’s business focuses. As certain of our directors and officers are principal shareholders of Shenzhen Jinyiyun, the transactions between FangDD and Shenzhen Jinyiyun are related party transactions. The audit committee of FangDD’s board of directors has reviewed and approved the aforementioned transactions with Shenzhen Jinyiyun. The Company has already facilitated a number of parking space sales between agents on its platform and Shenzhen Jinyiyun.  The Company intends to include more business partners for its parking space transaction services business in the future.

“The domestic market of parking space transaction services is a unique market with tremendous growth potential. The mismatch between parking space supply and demand in China has created an ideal type of business for the agents on our platform to address,” Mr. Duan commented. “Our cooperation with Shenzhen Jinyiyun will create the first generation of standardized parking space transaction products.  We believe that the addition of these products will further enable us to fulfill our mission of making it easy for real estate agents to do business and empowering them to achieve their dreams.”

About FangDD

Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or the “Company”) is a leading property technology company in China. Through innovative use of mobile internet, cloud and big data, FangDD has fundamentally revolutionized the way real estate agents conduct business through a suite of modular products and services powered by technology. FangDD operates China’s largest online real estate marketplace as measured by the number of registered agents on its marketplace as of December 31, 2018. Of the approximately 2.0 million real estate agents in China, more than 911,000 were on its platform as of December 31, 2018. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FANGDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FANGDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FANGDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FANGDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and FANGDD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

FangDD

Ms. Jing Meng

General Manager, Capital Markets Department

Tel: +86 (0755) 2699-8968

Email: ir@fangdd.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 308-1649

Email: FangDD@icrinc.com